Syneron Reports 51% Growth in Revenue in 2005 With 87% Gross Profit Margins

Company Updates Investors on Strategic Initiatives and New Products

YOKNEAM, ISRAEL -- 02/13/2006 -- Syneron Medical Ltd. (NASDAQ: ELOS) today reported net income of $12 million for the fourth quarter of 2005, a 46% increase over the comparable quarter of 2004, representing a net profit margin of 51% for Q4 2005, compared to a net margin of 47% reported in the last quarter of 2004. Fully diluted EPS was $0.43 per diluted share, up 43% on fully diluted EPS for Q4 2004. The Company's revenues for the fourth quarter of 2005 rose 36% from the previous year to $23.7 million. Gross profit margin for Q4 2005 was 87% the same gross margin reported for Q4/2004.

Revenues for fiscal year 2005 rose to $87.4 million (51% increase) from the $57.9 million recorded for fiscal year 2004. Net income for the twelve months on a US GAAP basis was $41.1 million, compared to net income of $27.3 million reported in 2004. Earnings per diluted share on a US GAAP basis was $1.48. The US GAAP-based income includes $3.5 million of expenses for the secondary offering in March 2005 and the Thermage settlement in June 2005.

On a normalized proforma basis, net income was $44.6 million and EPS per diluted share was $1.61, compared to $1.14 per diluted share for FY 2004. Syneron believes that excluding these one-off expenses represents a better indication of the underlying trends in the Company's operations.

R&D costs rose from $3.1 million in 2004 to $5 million in 2005, reflecting the enlarged pipeline of new R&D projects, in addition to R&D work on new applications for Syneron's core elos™ products. SG&A costs as a percentage of revenue were reduced during the year, from 39% in 2004 to 33% for 2005.

Operating income rose to $38.7 million on a US GAAP basis from $25.6 million in 2004. On a normalized basis, excluding the one-off charges, operating income grew 65% to $42.2 million, representing an operating margin of 48%, compared to 44% in 2004.

Syneron's financial position remains strong. During 2005, Syneron generated cash of $31.3 million from operations and $11.7 million from the exercise of options, for a total cash position on December 31, 2005 of $134.1 million and Shareholders' equity of $145.2 million. At the end of December 2005, trade receivables totaled $20.8 million. The rise in receivables during 2005 had reflected the growth in sales during the year and, particularly, the higher sales to medical and aesthetic spa chains which typically pay with extended credit terms. As of February 10, 2006, Syneron had collected $8.3 million of the outstanding short-term receivables.

Commenting on the results, Syneron CEO David Schlachet said, "We are very pleased with our ability to execute our unique business model and with our extremely high profitability. Although we have seen a slow down in our rate of growth in the 4th quarter, we are confident in our ability to continue Syneron's growth in 2006 and beyond, while maintaining our unique profitability structure." Mr. Schlachet continued, "In its first five years, Syneron has demonstrated its ability to grow at a very high rate taking advantage of its proprietary elos™ technology. With 51% growth in revenues in 2005, we estimate that our global market share has risen to approximately 15% with an installed world wide base of more than 4,000 units."

Remarking on Syneron's future plans, Mr. Schlachet continued, "Now that Syneron has become a more mature company our strategic objective is to strengthen our position as a market leader by building the long-term plans of the company and the infrastructure to support it. Syneron is investing in enhancing its distribution channels and in the marketing and promotion of its products and technology.

--  We have significantly strengthened and increased our North American sales force, as well as our international distributor network.
--  We are establishing direct sales management specializing in selling to medical spas and other institutional buyers.
--  We are placing regional sales managers in Europe and the Asia-Pacific territory to work more directly with the local distributors.
--  We are increasing the number of logistics and service centers in
    Europe and the Asia-Pacific region to meet the needs of our expanding global customer base.
--  We are opening a new division to address the very large and growing market of cosmetic and beauty salons and non-medical spas outside the US.
    The new division will have its own distribution channels in Europe, Canada, and the Asia-Pacific region.
--  We are establishing a new division dedicated to the development and commercialization of aesthetic products for consumer home use."
Commenting on Syneron's strategic initiatives and technology development plans in 2006, Dr. Shimon Eckhouse, Chairman of the Board, said, "Our increased R&D expenses are dedicated to four major product initiatives: dental lasers with expected submission for FDA clearance in second half of 2006; non-invasive fat reduction with expected submission for FDA clearance in the first half of 2007; a new product line for aestheticians planned for launch in April 2006 at the Cosmoprof show in Bologna, Italy; and products for home use using Syneron's proprietary elos technology. Development of the home use product line is one of the highest priorities in R&D at the moment. We recently completed the first series of clinical trials of our skin rejuvenation home product and were able to demonstrate its high degree of safety and efficacy in a home setting. We are well advanced in the development of other applications and products in the aesthetic home market." Dr. Eckhouse continued, "In addition to these internal development efforts we are focused on expanding our technology, products and market presence taking advantage of our strong balance sheet and market leadership position."

Given changing seasonality in the sector, Syneron will be issuing annual revenue guidance going forward, rather than quarterly guidance. For FY 2006, Syneron is announcing a guidance range for revenue of $113-120 million, a 29-37% increase over 2005 revenue, while maintaining the gross margin range of 85 to 87%. For the first quarter of 2006 the company expects revenue which will be roughly in the range of the revenue reported for the fourth quarter of 2005.

Conference call

Syneron Management will host a conference call to discuss the results at 8:30am ET today, February 13, 2006. Investors and other interested parties may access a live webcast through Syneron's web site at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) develops, manufactures and distributes medical aesthetic devices that are powered by elos™, the combined-energy technology of bi-polar radio frequency and light. The company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Specifically, statements concerning Syneron's financial expectations regarding financial results the 2006 fiscal year, as well as statements concerning new product introductions, FDA submissions, distribution plans, and maintaining Syneron's competitive advantage are forward-looking statements within the meaning of the safe harbor provisions of the Act. Estimates of quarterly and year-end financial results and other forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause Syneron's actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, especially guidance on future financial performance, which speaks only as of the date such statements are made. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

For more information, please contact Judith Kleinman, VP Investor Relations, tel: +972 4909 6282, email: ir@syneron.com.

Syneron, the Syneron logo and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

                          SYNERON MEDICAL LTD.
                     CONSOLIDATED STATEMENTS OF INCOME
             U.S. dollars in thousands except per share data

                              Three month ended           Year ended
                                 December 31,            December 31,
                               2005        2004        2005        2004
                            ----------  ----------  ----------  ----------

Revenues                        23,735      17,513      87,406      57,918
Cost of revenues                 3,098       2,350      11,428       6,914
                            ----------  ----------  ----------  ----------

Gross profit                    20,637      15,163      75,978      51,004
                            ----------  ----------  ----------  ----------

Operating expenses
Research and development         1,333       1,119       5,030       3,078
Selling and marketing            6,733       5,568      25,188      19,625
General and administrative       1,184       1,234       3,534       2,725
Other expenses                       -           -       3,494           -
                            ----------  ----------  ----------  ----------

Total operating expenses         9,250       7,921      37,246      25,428
                            ----------  ----------  ----------  ----------

Operating income                11,387       7,242      38,732      25,576
Financial income, net            1,056       1,230       3,081       2,384
                            ----------  ----------  ----------  ----------

Income before taxes on
 income                         12,443       8,472      41,813      27,960
Taxes on income                    400         280         750         620
                            ----------  ----------  ----------  ----------

Net income                      12,043       8,192      41,063      27,340
                            ==========  ==========  ==========  ==========

Basic net earnings per share      0.46        0.37        1.65        1.45
                            ==========  ==========  ==========  ==========
Diluted net earnings per
 share                            0.43        0.30        1.48        1.14
                            ==========  ==========  ==========  ==========

Normalized net income *         12,043       8,192      44,557      27,340

Normalized basic net
 earnings per share               0.46        0.37        1.79        1.45
Normalized diluted net
 earnings per share                043        0.30        1.61        1.14

Weighted average number of
 shares used in per share
 calculations (in thousands):
Basic                           26,162      22,001      24,888      18,917
                            ==========  ==========  ==========  ==========
Diluted                         27,742      27,207      27,664      24,083
                            ==========  ==========  ==========  ==========

* Reporting net income          12,043       8,192      41,063      27,340

Litigation settlement fee            -           -       2,679           -
Follow on secondary expenses         -           -         815           -
                            ----------  ----------  ----------  ----------

Normalized net income           12,043       8,192      44,557      27,340
                            ==========  ==========  ==========  ==========

                          SYNERON MEDICAL LTD.
                      CONSOLIDATED BALANCE SHEETS
                       U.S. dollars in thousands

                                                   December 31 December 31
                                                       2005       2004
                                                    ----------  ----------

CURRENT ASSETS
Cash and cash equivalents                           $   16,570  $   12,468
Short-term deposits                                          -      57,893
Marketable securities                                  116,489      23,071
Trade receivables                                       19,776       8,628
Other accounts receivables and prepaid expenses          9,293       1,532
Inventories                                              3,434       3,134
                                                    ----------  ----------

Total current assets                                   165,562     106,726
                                                    ----------  ----------

LONG-TERM ASSETS
Severance pay fund                                         249         196
Long-term deposits and others                            1,103          28
Long-term trade receivables                              1,003         754
Property and equipment, net                              1,189         842
                                                    ----------  ----------

Total long-term assets                                   3,544       1,820
                                                    ----------  ----------

OTHER ASSET                                              1,175       1,000
                                                    ----------  ----------

Total assets                                           170,281     109,546
                                                    ==========  ==========

CURRENT LIABILITIES
Trade payables                                           2,112       1,520
Other current liabilities                               18,960      10,135
                                                    ----------  ----------

Total current liabilities                               21,072      11,655
                                                    ----------  ----------

LONG-TERM LIABILITIES
Deferred revenues                                        3,763       3,276
Accrued severance pay                                      282         214
                                                    ----------  ----------

Total long-term liabilities                              4,045       3,490
                                                    ----------  ----------

SHAREHOLDERS' EQUITY                                   145,164      94,401
                                                    ----------  ----------

Total liabilities and shareholders' equity          $  170,281  $  109,546
                                                    ==========  ==========

                          SYNERON MEDICAL LTD.
                   CONSOLIDATED STATEMENT OF CASH FLOWS
                        U.S. dollars in thousands

                               Three month ended          Year ended
                                 December 31              December 31
                               2005        2004        2005        2004
                            ----------  ----------  ----------  ----------

CASH FLOWS FROM OPERATING
 ACTIVITIES
Net income                  $   12,043  $    8,192  $   41,063  $   27,340
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
Depreciation and
 amortization                      152          53         569         143
Accrued severance pay, net          13          (6)         15           3
Increase in short-term and
 long-term trade receivables    (4,534)        (93)    (11,397)     (4,049)
Increase in other accounts
 receivables and prepaid
 expenses                       (7,193)       (518)     (7,761)       (575)
Decrease (increase) in
 inventories                       253        (615)       (300)     (1,647)
Increase (decrease) in
 trade payables                    458        (567)        592        (688)
Increase in other current
 liabilities                     7,118        (249)      7,572         389
Decrease in long-term
 litigation settlement fee           -           -           -        (900)
Gain on available for sale
 securities                     (2,195)       (388)       (988)       (396)
Stock-based compensation            37          39         148         148
Increase (decrease) in
 deferred revenues                 (87)      1,763       1,820       2,843
Loss on sales of property
 and equipment                       -           1          12           3
                            ----------  ----------  ----------  ----------

Net cash provided by
 operating activities            6,065       7,612      31,345      22,614
                            ----------  ----------  ----------  ----------

CASH FLOWS FROM
 INVESTMENTING ACTIVITIES
Investment in short-term
 deposits, net                   8,768        (980)     56,893     (56,873)
Purchase of
 available-for-sale
 securities                    (23,713)     (3,297)    (98,880)    (17,759)
Proceeds from sale of
 available-for-sale
 securities                        886       4,189       4,256       6,116
Investment in long-term
 Loans and others                  (58)         (3)     (2,075)        (13)
Proceeds from long-term
 Deposits and others             3,500           -       2,000           -
Purchase of property and
 equipment                         (90)       (202)       (645)       (484)
Purchase of other assets             -      (1,000)       (466)     (1,000)
Proceeds from sale of
 property and equipment              -           -           8           -
                            ----------  ----------  ----------  ----------

Net cash used in investing
 activities                    (10,707)     (1,293)    (38,909)    (70,013)
                            ----------  ----------  ----------  ----------

CASH FLOWS FROM FINANCING
 ACTIVITIES
Proceeds from issuance of
 ordinary and preferred
 shares, net                         -           -           -      53,851
Exercise of options              8,686          98      11,666          98
Repurchase of preferred A
 shares from shareholders            -           -           -        (235)
                            ----------  ----------  ----------  ----------

Net cash provided by
 financing activities            8,686          98      11,666      53,714
                            ----------  ----------  ----------  ----------

Increase in cash and cash
 equivalents                     4,044       6,417       4,102       6,315
Cash and cash equivalents at
 the beginning of the period    12,526       6,051      12,468       6,153
                            ----------  ----------  ----------  ----------

Cash and cash equivalents at
 the end of the period      $   16,570  $   12,468  $   16,570  $   12,468
                            ==========  ==========  ==========  ==========

For more information, please contact:
Judith Kleinman
VP Investor Relations
tel: +972 4909 6282
email: ir@syneron.com